Exhibit 99.4

July 17, 2019

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager- Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE:WIT)

Dear Sir/Madam,

Sub: Change in Composition of Committees of the Board

The Board of Directors of Wipro Limited (“the Board”) have at their meeting held on July 17, 2019 approved changes to the composition of certain Board committees with effect from August 1, 2019 and the details of re-constituted committees are given below:

1.	Audit, Risk and Compliance Committee

Mr. M K Sharma- Chairman

Mrs. lreena Vittal- Member

Mrs. Arundhati Bhattacharya- Member

2.	Board Governance, Nomination and Compensation Committee (also acts as CSR Committee)

Mr. William Arthur Owens- Chairman

Mr. M K Sharma- Member

Mrs. lreena Vittal- Member

3.	Administrative and Shareholders/Investors Grievance Committee (Stakeholders Relationship Committee)

Mr. M K Sharma- Chairman

Mrs. Arundhati Bhattacharya- Member

Mr. Rishad A Premji- Member

Further, in line with NYSE corporate governance requirements, the Board approved the appointment of Mr. M K Sharma as the Lead Independent Director with effect from August 1, 2019.

This is for your information and records.

Thanking You,

For Wipro Limited /s/ M Sanaulla Khan M Sanaulla Khan Company Secretary